OMB APPROVAL
OMB Number: 3235-0080 Expires: January 31, 2012 Estimated average burden hours per response.......1.00

UNITED STATES SECURTITES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34453

Hudson Valley Holding Corp. NASDAQ Global Select Market
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

21 Scarsdale Road, Yonkers, New York 10707
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, par value $0.20 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐17 CFR240.12d2-2(a)(1)

☐17 CFR240.12d2-2(a)(2)

☐17 CFR240.12d2-2(a)(3)

☐17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hudson Valley Holding Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 1, 2011	By: /s/ Stephen R. Brown	Senior Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Date	Stephen R. Brown	Title